

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2018

Peter S. Garcia
Chief Financial Officer
PDL BioPharma, Inc.
932 Southwood Boulevard
Incline Village, Nevada 89451

> **Re: PDL BioPharma, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed March 16, 2018**
> **Form 10-Q for the Quarterly Period Ended March 31, 2018**
> **Filed May 9, 2018**
> **File No. 000-19756**

Dear Mr. Garcia:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Notes to Condensed Consolidated Financial Statements
2. Revenue from Contracts with Customers
Revenue
C. Nature of Goods and Services
i. Pharmaceutical, page 8

1. You indicate that you estimate reductions in the transaction price using either a most likely amount or expected value method depending on their nature. Please tell us what reductions are estimated using the most likely method and why it is appropriate to apply the most likely method to those estimates. See ASC 606-10-32-8.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results
Revenues, page 45

2.   You disclose that "Novartis was still the primary obligor during the first through third quarters of 2017 for ex-U.S. sales, therefore revenue is presented on a "net" basis for those periods for all ex-U.S. sales." To enable investors to better understand your period over period fluctuations, please tell us your consideration of quantifying the dollar impact to your net sales and similarly to your operating expenses as a result of recording Noden product sales on a gross basis for the current period presented. Refer to Item 303(b) of Regulation S-K and SEC Release 33-8350.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Lisa Vanjoske at 202-551-3614 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance